INVESTMENT MANAGEMENT AGREEMENT

AGREEMENT made this 4th day of April 2007, by and between NUVEEN MULTI-CURRENCY SHORT-TERM GOVERNMENT INCOME FUND, a Massachusetts business trust (the “Fund”), and NUVEEN ASSET MANAGEMENT, a Delaware corporation (the “Adviser”).

WITNESSETH

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. The Fund hereby employs the Adviser to act as the investment adviser for, and to manage the investment and reinvestment of the assets of the Fund in accordance with the Fund’s investment objective and policies and limitations, and to administer the Fund’s affairs to the extent requested by and subject to the supervision of the Board of Trustees of the Fund for the period and upon the terms herein set forth. The investment of the Fund’s assets shall be subject to the Fund’s policies, restrictions and limitations with respect to securities investments as set forth in the Fund’s then current registration statement under the Investment Company Act of 1940, and all applicable laws and the regulations of the Securities and Exchange Commission relating to the management of registered closed-end, diversified management investment companies.

The Adviser accepts such employment and agrees during such period to render such services, to furnish office facilities and equipment and clerical, bookkeeping and administrative services (other than such services, if any, provided by the Fund’s transfer agent) for the Fund, to permit any of its officers or employees to serve without compensation as trustees or officers of the Fund if elected to such positions, and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for nor represent the Fund in any way, nor otherwise be deemed an agent of the Fund.

2. For the services and facilities described in Section 1, the Fund will pay to the Adviser, at the end of each calendar month, an investment management fee equal to the sum of a Fund-Level Fee and a Complex-Level Fee.

A. The Fund Level Fee shall be computed by applying the following annual rate to the average total daily net assets of the Fund:

Average Total Daily Net Assets(1)	Rate
Up to $500 million	.7000%
$500 to $1 billion	.6750%
$1 billion to $1.5 billion	.6500%
$1.5 billion to $2 billion	.6250%
$2 billion and over	.6000%

(1)	Including net assets attributable to any Preferred Shares the Fund may issue and the principal amount of borrowings, if any.

B. The Complex-Level Fee shall be calculated by reference to the daily net assets of the Eligible Funds, as defined below (with such daily net assets to include, in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by the fund, such leveraging net assets) (“Complex-Level Assets”), pursuant to the following annual fee schedule:

Complex-Level Daily Managed Assets(1)	Rate
First $55 billion	.2000%
Next $l billion	.1800%
Next $1 billion	.1600%
Next $3 billion	.1425%
Next $3 billion	.1325%
Next $3 billion	.1250%
Next $5 billion	.1200%
Next $5 billion	.1175%
Next $15 billion	.1150%

(1)

With respect to Complex-Level Assets over $91 billion, the fee rate or rates that will apply to such assets will be determined at a later date. The parties agree that, in the unlikely event that Complex-Wide Assets reach $91 billion prior to the parties reaching an agreement as to the Complex-Level Fee rate or rates to be applied to such assets, the Complex-Level Fee rate for such Complex-Level Assets shall be 1400% until such time as the parties agree to a different rate or rates.

C. “Eligible Funds”, for purposes of this Agreement, shall mean all Nuveen-branded closed-end and open-end registered investment companies organized in the United States. Any open-end or closed-end funds that subsequently become part of the Nuveen complex because either (a) Nuveen Investments, Inc. or its affiliates acquire the investment adviser to such funds (or the adviser’s parent), or (b) Nuveen Investments, Inc. or its affiliates acquire the fund’s adviser’s rights under the management agreement for such fund, will be evaluated by both Nuveen management and the Nuveen Funds’ Board, on a case-by- case basis, as to whether or not these acquired funds would be included in the Nuveen complex of Eligible Funds and, if so, whether there would be a basis for any adjustments to the complex-level breakpoints.

D. For the month and year in which this Agreement becomes effective, or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement shall have been in effect during the month and year, respectively. The services of the Adviser to the Fund under this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar services or other services to others so long as its services hereunder are not impaired thereby.

3. The Adviser shall arrange for officers or employees of the Adviser to serve, without compensation from the Fund, as trustees, officers or agents of the Fund, if duly elected or appointed to such positions, and subject to their individual consent and to any limitations imposed by law.

4. Subject to applicable statutes and regulations, it is understood that officers, trustees, or agents of the Fund are, or may be, interested in the Adviser as officers, directors, agents, shareholders or otherwise, and that the officers, directors, shareholders and agents of the Adviser may be interested in the Fund otherwise than as trustees, officers or agents.

5. The Adviser shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if such recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

6. The Adviser currently manages other investment accounts and funds, including those with investment objectives similar to the Fund, and reserves the right to manage other such accounts and funds in the future. Securities considered as investments for the Fund may also be appropriate for other investment accounts and funds that may be managed by the Adviser. Subject to applicable laws and regulations, the Adviser will attempt to allocate equitably portfolio transactions among the portfolios of its other investment accounts and funds purchasing securities whenever decisions are made to purchase or sell securities by the Fund and one or more of such other accounts or funds simultaneously. In making such allocations, the main factors to be considered by the Adviser will be the respective investment objectives of the Fund and such other accounts and funds, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Fund and such other accounts and funds, the size of investment commitments generally held by the Fund and such accounts and funds, and the opinions of the persons responsible for recommending investments to the Fund and such other accounts and funds.

7. The Fund may use the name “Nuveen” or any other name derived from the name “Nuveen” only for so long as this agreement or any extension, renewal or amendment hereof remains in effect, including any similar agreement with any organization that shall remain affiliated with Nuveen and shall have succeeded to the business of the Adviser as investment adviser. At such time as this agreement or any extension, renewal or amendment hereof, or such other similar agreement shall no longer be in effect, the Fund will (by amendment of its agreement and declaration of trust if necessary) cease to use any name derived from the name “Nuveen” or otherwise connected with the Adviser or with any organization that shall have succeeded to the Adviser’s business as investment adviser.

8. This Agreement shall continue in effect until August 1, 2008, unless and until terminated by either party as hereinafter provided, and shall continue in force from year to year thereafter, but only as long as such continuance is specifically approved, at least annually, in the manner required by the Investment Company Act of 1940.

This Agreement shall automatically terminate in the event of its assignment, and may be terminated at any time without the payment of any penalty by the Fund or by the Adviser upon no less than sixty (60) days’ written notice to the other party. The Fund may effect termination by action of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice.

This Agreement may be terminated, at any time, without the payment of any penalty, by the Board of Trustees of the Fund, or by vote of a majority of the outstanding voting securities of the Fund, in the event that it shall have been established by a court of competent jurisdiction that the Adviser, or any officer or director of the Adviser, has taken any action which results in a breach of the covenants of the Adviser set forth herein.

Termination of this Agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation, described in Section 2, earned prior to such termination.

9. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

10. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for receipt of such notice.

11. The Fund’s Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

12. This Agreement shall be construed in accordance with applicable federal law and (except as to Section 10 hereof which shall be construed in accordance with the laws of Massachusetts) the laws of the State of Illinois.

IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.

NUVEEN MULTI-CURRENCY SHORT-TERM GOVERNMENT INCOME FUND

		By:	/s/ Jessica R. Droeger
Vice President

Attest:	/s/ Virginia O’Neal
Assistant Secretary

NUVEEN ASSET MANAGEMENT

		By:	/s/ Julia L. Antonatos
Managing Director

Attest:	/s/ Stuart Cohen
Assistant Secretary

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